UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42213

WeRide Inc.

21st Floor, Tower A, Guangzhou Life Science Innovation Center

No. 51, Luoxuan Road, Guangzhou International Biotech Island

Guangzhou 510005

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

RECENT BUSINESS DEVELOPMENT

Saudi Arabia Launches Its First Robotaxi Pilot as WeRide Expands into Another Global Market

WeRide (NASDAQ: WRD), a global leader in autonomous driving technology, has launched Saudi Arabia’s first Robotaxi pilot service in Riyadh. This is currently the only Robotaxi pilot in Saudi Arabia and comes less than two months after WeRide announced its market entry in May — underscoring the company’s rapid execution and leadership in global Robotaxi commercialization.

WeRide launched Saudi Arabia’s first Robotaxi pilot service in Riyadh

The pilot will be conducted under the Transport General Authority’s (TGA) oversight, operating on public roads and covering King Khalid International Airport and several key core areas in Riyadh, including major highways and selected city center destinations. The Robotaxi vehicles, provided by WeRide, will be available through the Uber platform, with the first batch consisting of dozens of vehicles.

Jennifer Li, CFO and Head of International at WeRide (third from right) and His Excellency Eng. Saleh bin Nasser Al-Jasser, the Minister of Transport and Logistics Services and Chairman of the Board of the Transport General Authority (seventh from left), at the launch event

Riyadh marks WeRide's third market partnership with Uber, following successful deployments in Abu Dhabi and Dubai. Full commercial services are expected on the Uber platform at the end of 2025.

This pilot is a key milestone for WeRide’s expansion in Saudi Arabia and the wider Middle East. It aligns with the Kingdom’s National Transport and Logistics Strategy and Vision 2030, delivering safer, smarter, and more sustainable mobility solutions.

Saudi Arabian government officials experiencing WeRide's Robotaxi GXR

WeRide played a central role in making the pilot possible — leading initial regulatory engagement, registering Saudi Arabia’s first Robotaxi, overseeing localization and model training, and integrating services with the Uber app — showcasing its technical agility and execution capabilities in global markets.

In May 2025, WeRide officially announced its entry into into Saudi Arabia, launching the testing and operations of its autonomous driving products. This included ground preparation for its Robotaxi service, with TGA’s support, ahead of the pilot phase.

In the same month, WeRide deployed the Robobus across several locations, including King Fahad Medical City, Aramco residential communities, AlUla, and the Ritz-Carlton, Riyadh. It also deployed the Robosweeper S1 in King Fahad Medical City — marking the first monetized autonomous sanitation project in both Saudi Arabia and the Middle East.

SAFE HARBOR STATEMENT

This Report contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide's beliefs, plans, and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide's filings with the U.S. Securities and Exchange Commission. All information provided in this Report is as of the date of this Report. WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeRide Inc.

By :	/s/ Jennifer Li
Name:	Jennifer Li
Title :	Chief Financial Officer

Date: July 24, 2025